SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 OF

THE SECURITIES EXCHANGE Act of 1934

For the month of October, 2006.

ORIX Corporation

(Translation of Registrant’s Name into English)

Mita NN Bldg., 4-1-23 Shiba, Minato-Ku,

Tokyo, JAPAN

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒        Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐ No ☒

Table of Documents Filed

Page
1.	English press release entitled, “ORIX to sell a portion of its shares of common stock of Aozora Bank, Ltd. in connection with Aozora Bank’s listing on Tokyo Stock Exchange” made public on Friday, October 13, 2006.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ORIX Corporation

Date: October 13, 2006	By	/s/ Yukio Yanase
Yukio Yanase
Director
Deputy President
ORIX Corporation

October 13, 2006

FOR IMMEDIATE RELEASE

Contact Information:

ORIX Corporation

Corporate Communications

Raymond Spencer or

Yui Takamatsu

Tel: +81-3-5419-5042

Fax: +81-3-5419-5901

E-mail: orixir@orix.co.jp

URL: www.orix.co.jp/index_e.htm

ORIX to sell a portion of its shares of common stock of Aozora Bank, Ltd. in connection with Aozora Bank’s listing on Tokyo Stock Exchange

Tokyo, Japan – October 13, 2006 – The shares of common stock of Aozora Bank, Ltd. (“Aozora”) were admitted for trading on the Tokyo Stock Exchange (“TSE”) today.

In connection with the above, ORIX Corporation (TSE: 8591; NYSE: IX), which has held certain shares of common stock of Aozora since September 2000, has, upon the request of Aozora, decided to sell off a portion of such shares concurrently with the listing of Aozora’s shares of common stock, as outlined below.

The listing is currently scheduled for the middle of November 2006, and the sale price of the shares to be sold by ORIX Corporation is scheduled to be determined in early November 2006 pursuant to a book building procedure. The impact of the sale of Aozora shares on ORIX’s forecast of financial results, therefore, is still uncertain at this stage.

Once the sale price is determined, ORIX will review and promptly announce the impact of the sale on its financial results.

Outline of Sale of Aozora’s Stock

(1)	Sold by:	ORIX Corporation
(2)	Stock to be sold:	Common Stock issued by Aozora Bank, Ltd.
(3)	Number of Stock:	62,546,000 of the 212,520,500 shares of Aozora Bank which are owned by ORIX, or 70,840,000 shares if the green-shoe options described below are granted and exercised in full.
(4)	Sale price:	Not yet determined

In addition, the lead manager of the securities firms underwriting the offering plans to sell by way of over-allotment up to 8,294,000 shares of common stock of Aozora, which will be borrowed from ORIX, taking market demands into consideration. In connection with this, ORIX plans to grant to such lead manager call options (green-shoe options) to purchase up to 8,294,000 additional shares of common stock of Aozora from ORIX.

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Basic Information of Aozora

Corporate Name:	Aozora Bank, Ltd.
Headquarters:	1-3-1, Kudan-Minami, Chiyoda-ku, Tokyo, Japan
Date of Incorporation:	April, 1957
Representative Director:	Hirokazu Mizukami
Stated Capital:	JPY419.8 billion
Total Asset (non-consolidated basis):	JPY6,005.2 billion
Number of Employees:	1,854 as of the end of March 2006
Number of Offices:	1 head office and 17 branches in Japan, and 4 representative offices overseas

The purpose of this press release is to make a general public statement of the sale of shares of common stock of Aozora Bank Ltd. by ORIX Corporation. It has not been prepared for the purpose of soliciting investments in such common stock. Such common stock will not be and has not been registered under the United States Securities Act of 1933, and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

About ORIX

ORIX Corporation (TSE: 8591; NYSE: IX) is an integrated financial services group based in Tokyo, Japan, providing innovative value-added products and services to both corporate and retail customers. With operations in 23 countries and regions worldwide, ORIX’s activities include corporate financial services, such as leases and loans, as well as automobile operations, rental operations, real estate-related finance, real estate, life insurance, and investment banking. For more details, please visit our website at: www.orix.co.jp/grp/index_e.htm

These documents may contain forward-looking statements about expected future events and financial results that involve risks and uncertainties. Such statements are based on our current expectations and are subject to uncertainties and risks that could cause actual results to differ materially from those described in the forward-looking statements. Factors that could cause such a difference include, but are not limited to, those described under “Risk Factors” in the Company’s annual report on Form 20-F filed with the United States Securities and Exchange Commission and those described under “Business Risk” of the securities report (yukashoken houkokusho) filed with the Director of the Kanto Local Finance Bureau.

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